# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARRIAGE SERVICES INC, CIK 0001016281
CUSIP: 143905107
Title of class of securities: Carriage Services Inc Common Stock par value $0.01 per share
Address of issuer's principal executive offices: 3040 POST OAK BOULEVARD, SUITE 300, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001682317-26-000005
Filed by CIK 0001682317

## Reporting persons
- VINEYARD CAPITAL PARTNERS, L.L.C.: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 41,800; sole dispositive power 0; shared dispositive power 41,800; aggregate amount beneficially owned 41,800 (0.3% of the class)

## Item 1. Issuer
Name of issuer: CARRIAGE SERVICES INC
Address of issuer's principal executive offices: 3040 POST OAK BOULEVARD, SUITE 300, HOUSTON, TEXAS, 77056.

## Item 2. Person Filing
Name of person filing:
Jeffrey K Boutwell
Vineyard Capital Partners, LLC
Address of principal business office or, if none, residence:
3320 Thomasville Road, Suite 200
Tallahassee, FL 32308
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Vineyard Capital owns 41,800 shares of common stock. As managing member, Jeffrey K Boutwell may direct the vote and disposition of the shares of common stock held by Vineyard Capital. Jeffrey K Boutwell owns 0 shares of common stock personally.
Percent of class: 0.3%
Sole power to vote or to direct the vote: Jeffrey K Boutwell owns 0 shares of common stock personally.
Shared power to vote or to direct the vote: Vineyard Capital owns 41,800 shares of common stock. As managing member, Jeffrey K Boutwell may direct the vote and disposition of the shares of common stock held by Vineyard Capital.
Sole power to dispose or to direct the disposition: Jeffrey K Boutwell owns 0 shares of common stock personally.
Shared power to dispose or to direct the disposition: Vineyard Capital owns 41,800 shares of common stock. As managing member, Jeffrey K Boutwell may direct the vote and disposition of the shares of common stock held by Vineyard Capital.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- VINEYARD CAPITAL PARTNERS, L.L.C.: Jeffrey K Boutwell, Manager (08/12/2026)